

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2017

Via E-mail
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation
250 Coromar Drive
Goleta, California 93117

Re: Deckers Outdoor Corporation
Form 10-K for Fiscal Year Ended March 31, 2016
Filed May 31, 2016

Dear Mr. George:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction